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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40490

SEC Mail Processing Section

MAR 02 2017

Washington DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BNP PARIBAS PRIME BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 Seventh Avenue
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George L. Parry — (201) 850-5108
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Affirmation

I, George L. Parry, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of BNP Paribas Prime Brokerage, Inc. as of December 31, 2016, are true and correct. I further affirm that neither BNP Paribas Prime Brokerage, Inc. nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



George L. Parry

Chief Financial Officer
Title

Subscribed and sworn to before me on this 1st day of March 2017.



Notary Public

STANLEY EGBUCHULAM
NOTARY PUBLIC-STATE OF NEW YORK
No. 01EG6009709
Qualified in Nassau County
My Commission Expires October 04, 2018

BNP Paribas Prime Brokerage, Inc.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Table of Contents

Page

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*



BNP Paribas Prime Brokerage, Inc.
(SEC I.D. No. 8-40490)

**STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(a) under the Commodity Exchange Act as a Public Document.



Report of Independent Registered Public Accounting Firm

To the Board of Directors of BNP Paribas Prime Brokerage, Inc.,

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BNP Paribas Prime Brokerage, Inc. as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As discussed in Note 2 to the statement of financial condition, the Company changed the manner in which it accounts for income taxes in 2016.

PricewaterhouseCoopers L.L.P.

March 1, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F:(813) 286 6000, www.pwc.com/us

BNP Paribas Prime Brokerage, Inc.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
As of December 31, 2016
(in thousands)

Assets	
Cash and cash equivalents	$ 27,916
Cash and securities segregated under federal and other regulations (cash of $91,203 and securities with a fair value of $949,351)	1,040,555
Securities borrowed	5,702,896
Receivable from brokers, dealers and clearing organizations	4,280,628
Receivable from customers	946,332
Securities owned, at fair value	230,190
Securities received as collateral	37,661
Other assets (includes $995 at fair value)	107,016
Total Assets	$ 12,373,194
Liabilities and Stockholder's Equity	
Liabilities	
Securities loaned	$ 1,928,974
Payable to customers	5,732,235
Payable to brokers, dealers and clearing organizations	1,436,760
Securities sold under agreements to repurchase	1,230,084
Obligation to return securities received as collateral	37,661
Short-term borrowings	130,733
Accrued expenses and other liabilities	107,524
Total Liabilities	10,603,971
Liabilities subordinated to the claims of general creditors	1,266,000
Stockholder's Equity	503,223
Total Liabilities and Stockholder's Equity	$ 12,373,194

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

BNP Paribas Prime Brokerage, Inc. (the "Company" or "PBI") is a wholly owned subsidiary of BNP Paribas North America, Inc. ("BNPPNA"), now known as BNP Paribas US Wholesale Holdings, Corp. effective January 1, 2017, the ultimate parent of which is BNP PARIBAS ("BNPP").

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934. PBI is also registered as a futures commission merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC"), under the Commodity Exchange Act. In addition, the Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the New York Stock Exchange ("NYSE"), the New York Mercantile Exchange ("NYMEX"), the National Futures Association ("NFA") and the ICE Futures US & ICE Futures Europe ("ICE") and various other commodity exchanges.

The Company provides prime brokerage and FCM services. Prime brokerage services include secured financing, securities settlement, custody, capital introduction, and securities lending to hedge funds, investment companies, affiliates and others. FCM services include commodity clearing and execution services to various institutional customers, including affiliates.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2016, as well as the reported amounts of revenues and expenses during the year then ended. Significant estimates include the anticipated recovery of a deferred tax asset. Actual results could differ materially from such estimates included in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments not held for resale with original maturities of three months or less. The Company has all cash on deposit with major money center banks. Cash and cash equivalents are carried at cost, which approximates fair value.

Cash and Securities Segregated Under Federal and Other Regulations

The Company is required by its primary regulators, including the SEC and CFTC, to segregate cash and qualified securities to satisfy rules regarding the protection of customer assets.

Securities and Commodities Transactions

Securities transactions are recorded on the trade date. Securities owned are recorded at fair value in accordance with the Accounting Standards Codification ("ASC") 820-10 "Fair Value Measurements." Customers' securities transactions are reported on the settlement date with related commission revenue and expense reported on the trade date. Customers' commodity transactions are reported on the trade date.

Repurchase Agreements
Securities sold under agreements to repurchase ("repo") are treated as collateralized financing transactions and are carried at their contracted price amounts plus accrued interest. The Company monitors the fair value of repo collateral on a daily basis with additional collateral obtained or returned, as necessary.

Securities Borrowing and Lending Activities
Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received, respectively. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed or securities loaned on a daily basis with additional collateral obtained or returned, as necessary. Interest receivable or payable on such transactions is accrued and included in the Statement of Financial Condition in Other assets or Accrued expenses and other liabilities, respectively.

Short-Term Borrowings
The Company obtains short-term financing on an overnight basis and term basis under one year by borrowing from an affiliate using an unsecured loan facility. The principal and accrued interest payable associated with these borrowings is recorded in the Statement of Financial Condition.

Exchange Memberships
Exchange memberships that are required by the Company to conduct its clearance and execution activities are recorded at cost, less any adjustments for permanent impairments and are included in Other assets in the Statement of Financial Condition.

Securities Received as Collateral and Obligation to Return Securities Received as Collateral
The Company additionally receives securities as collateral in connection with certain securities for securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and the related obligation to return the collateral in the Statement of Financial Condition.

Foreign Currencies
The Company's functional base currency is U.S. dollar. At December 31, 2016, the Company has assets and liabilities balances denominated in foreign currencies which are translated at closing exchange rates at December 31, 2016.

Securities Received from Customers and Affiliates
Securities received from customers and affiliates in lieu of cash margin are not reflected in the Statement of Financial Condition as the Company does not own such securities and they may only be sold or hypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

Receivables and Payables with Customers
Customer receivables and payables represent amounts due from/to customers, primarily related to margin balances, unsettled commodities activity and cash deposits, and are reported net by customer. The Company does not include in the Statement of Financial Condition the securities owned by customers or the securities sold short by customers.

Receivables and Payables with Brokers, Dealers and Clearing Organizations
Receivables and payables with brokers, dealers and clearing organizations represent amounts due from/to brokers, dealers, exchanges, clearing organizations, clearing brokers, non-customers, and margin deposits. These balances are reported net by counterparty when the right of offset exists.

Property, Equipment and Leasehold Improvements
Property and equipment are depreciated on a straight-line basis over their estimated useful lives ranging from 3 to 10 years. Acquired software costs are amortized based on straight-line amortization over the estimated economic life, generally 3 to 5 years. Leasehold improvements are amortized over the shorter of the economic useful life of the asset or the remaining term of the lease. Property, equipment and leasehold equipment are recorded in Other assets in the Statement of Financial Condition.

Income Taxes
The Company was previously accounting for income taxes under ASC 740 "*Income Taxes*" using the modified separate return method. In 2016, the Company joined a new consolidated tax group which resulted in a new tax sharing agreement being established on July 1, 2016, effective for tax years ending December 31, 2016. In connection with the new tax group and the new tax sharing agreement, the Company adopted a new method of accounting for its taxes using a modified benefit for loss methodology. This change was made in accordance with ASC 250 *"Accounting Changes and Error Corrections"*. Under this methodology, the Company records an income tax provision equal to the total current and deferred tax provision / benefit, but (i) taking into account implications of certain unitary/combined state tax group, and (ii) considering whether the tax attributes of the Company are realizable by the consolidated or combined/unitary group even if the Company would not otherwise have realized such attributes on a stand-alone basis (See Note 9).

The new accounting method was adopted in order to better align the Company's accounting policies with the economics of the new tax sharing agreement and to eliminate changes to the capital structure of the Company that would otherwise have been required under the old method. The new accounting method is also generally consistent with the market practice.

This change has resulted in the realization of a DTA for $51,986 and removal of certain valuation allowances against the DTA. This has increased gross assets on the balance sheet for $51,986. The change of the DTA and release of the valuation allowances was reflected through beginning retained earnings.

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and the tax basis of the Company's assets and liabilities. Valuation allowances are established, if necessary, to reduce deferred tax assets to the amount that more likely than not will be realized. The Company's net tax assets or liabilities are presented as a component of either Other assets or Accrued expenses and other liabilities, respectively, in the Statement of Financial Condition.

Uncertain tax positions are evaluated using a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns.

Accrued interest and penalties are included in Accrued expenses and other liabilities in the Statement of Financial Condition.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company utilizes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

ASC 820 *"Fair Value Measurements"* established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for model level 1 valuations which all significant inputs are observable, either directly or indirectly. Observable inputs other than quoted prices for the asset or liability (e.g. interest rates and yield curves observable at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates).

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company uses market quotes for pricing its securities owned and securities segregated under federal and other regulations.

(in thousands)

Recent Accounting Developments

In May 2014, the FASB issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), as amended in March 2016 by FASB Accounting Standards Update 2016-08, "Principal versus Agent Considerations" ("ASU 2016-08"), in April 2016 by FASB Accounting Standards Update 2016-10, "Identifying Performance Obligations and Licensing" ("ASU 2016-10"), and in May 2016 by FASB Accounting Standards Update 2016-12, "Narrow-Scope Improvements and Practical Expedients" ("ASU 2016-12"), which supersedes or replaces nearly all GAAP revenue recognition guidance. The new guidance establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized over time or at a point in time and will expand disclosures about revenue. In July 2015, the FASB issued Accounting Standards Update 2015-14, "Deferral of the Effective Date," which deferred the effective date of ASU 2014-09. ASU 2014-09, as amended by ASU 2015-14, ASU 2016-08, ASU 2016-10, and ASU 2016-12, is now effective for annual reporting periods beginning after December 15, 2017 and interim periods within those years, with early adoption permitted for annual reporting periods beginning after December 15, 2016 and interim periods within those years. In December 2016, the FASB issued ASU 2016-20, "Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers" ("ASU 2016-20"). The amendments allow entities not to make quantitative disclosures about remaining performance obligations in certain cases and require entities that use any of the new or previously existing optional exemptions to expand their qualitative disclosures. It also makes 12 additional technical corrections and improvements to the new revenue standard. The Company is currently assessing the impact of ASU 2014-09, as amended, and does not anticipate a material impact on its financial statements from adopting this standard.

In August 2014, The FASB issued ASU 2014-15, "Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern" ("ASU 2014-15"), which provides guidance on how an entity's management should assess and disclose conditions and events related to an entity's ability to continue as a going concern. Under the new standard, disclosures are required when conditions give rise to substantial doubt about a company's ability to continue as a going concern within one year from the financial statement issuance date. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and all annual and interim periods thereafter, early application is permitted. The Company will be in compliance as of the effective date of ASU 2014-15.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, "Financial Instruments-Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"), which requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). ASU 2016-01 will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The Company is currently evaluating the potential impact of ASU 2016-01, and does not anticipate any material impact on its financial statements from adopting this standard.

(in thousands)

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments" ("ASU 2016-15"), which addresses eight specific cash flow issues with the objective of reducing the existing diversity in the presentation and classification of changes in restricted cash on the Statement of Cash Flows (Topic 230). ASU 2016-15 will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The amendment requires the use of the retrospective transaction approach for adoption. The Company is currently evaluating the potential impact of ASU 2016-15 on the financial statements.

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash" ("ASU 2016-18"), which addresses diversity in practice that exists in the classification and presentation of changes in restricted cash on the Statement of Cash Flows under Topic 230, Statement of Cash Flows, and other Topics. ASU 2016-18 will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The Company is currently evaluating the potential impact of ASU 2016-18 on the financial statements.

3. Securities Financing

The Company enters into repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), the right to liquidate and setoff collateral against the amount owed by the counterparty. The Company's policy is generally to take possession of securities borrowed, and to receive securities and cash posted as collateral (with rights of rehypothecation), although in certain cases the Company may agree for such collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized.

As of December 31, 2016, the liabilities for Securities sold under agreements to repurchase and Securities loaned disaggregated by class of collateral pledged and by remaining contractual maturity of the agreements.

(in thousands)

	Securities sold under agreements to repurchase	Securities loaned	Total
U.S. Government securities	$ 14,015	$ 108,421	$ 122,436
Corporate debt instruments	466,037	239,717	705,754
Equities	750,032	1,580,836	2,330,868
	$ 1,230,084	$ 1,928,974	$ 3,159,058

	Overnight and Open	Up to 30 days	30-90 days	Greater than 90 days	Total
Securities sold under agreements to repurchase	$ 1,100,056	$ -	$ 130,028	$ -	$ 1,230,084
Securities loaned	1,475,520	975	452,479	-	1,928,974
	$ 2,575,576	$ 975	$ 582,507	$ -	$ 3,159,058

4. Securities Owned- At Fair Value

Securities owned at December 31, 2016, consist of:

	Securities Owned
U.S. Government securities	$ 224,984
Other securities	5,206
	$ 230,190

U.S. Government securities are pledged to commodity exchanges to satisfy margin requirements.

(in thousands)

5. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2016, consist of:

	Receivable	Payable
Receivable/Payable from/to non-customers	$ 1,905,027	$ 1,409,882
Receivable/Payable from/to exchange & clearing organizations	2,225,575	21,356
Receivable/Payable from/to brokers & dealers	3,360	5,522
Receivable from clearing brokers	146,666	-
	$ 4,280,628	$ 1,436,760

6. Liabilities Subordinated to the Claims of General Creditors

The Company has subordinated loan agreements outstanding totaling $1,266,000 at December 31, 2016, which consist of:

Rollover Date	Affiliated Lender	Rate	Amount
June 30, 2018	BNPPNA	3M LIBOR + 170 Basis Points	$ 1,000,000
January 31, 2018	BNPPNA	BNPP Internal Borrowing Rate	230,000
September 30, 2018	BNPPNA	3M LIBOR + 60 Basis Points	20,000
September 30, 2018	BNPPNA	3M LIBOR + 60 Basis Points	16,000
			$ 1,266,000

All agreements covering the subordinated loans have been approved by the FINRA and CME, and are therefore available in computing net capital pursuant to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act ("the Act"). The loans allow for prepayment of all or any part of the obligation at the option of the Company, and upon receipt of prior written approval of the FINRA and CME. To the extent that the loans are required for the Company's continued compliance with net capital requirements, they may not be repaid.

The subordinated loan agreements have both maturity dates and automatic extensions. The FINRA requires more than six months advance notification of intent to not extend the maturity of a subordinated loan agreement. The Company made two repayments of $500,000 each on its subordinated borrowing from BNPPUSA on January 29, 2016 and March 24, 2016. On August 12, 2016, the Company repaid $600,000 out of its $1,600,000 subordinated loan to BNPPNA.

(in thousands)

7. Deferred Compensation

BNPP sponsors numerous deferred compensation plans. Employees of the Company with annual discretionary bonus awards in excess of a certain fixed amount as defined by BNPP will receive a portion of such excess amount in units according to the specific award provisions of each plan.

In 2012, BNPP established three new plans: (a) DCS 2013 Plan; (b) DCS Plus 2013; and (c) KCDP CIB 2013 Plan. All three plans are liability awards with grant dates in February 2013. Units are awarded based on the average closing price of BNPP shares over a specified period. The vesting of DCS Plus 2013 Plan is subject to fulfillment of specified performance conditions. The remaining two plans vest based on the fulfillment of service conditions. The vesting and payment periods for DCS 2013 Plan and DCS Plus 2013 Plan are March of 2014, 2015 and 2016 for cash deferred portions and September of 2014, 2015 and 2016 for cash-indexed deferred. The vesting and payment periods for KCDP CIB 2013 Plan are June of 2014, 2015 and 2016 for both cash deferred and cash-indexed deferred portions.

In 2012, BNPP established a buyout plan Buy out 2013. The value of the unvested and forfeited awards under deferred compensation arrangements from former employer is divided equally between Cash Buy out and Cash Index Buy out. The remaining plans vest based on the fulfillment of service conditions. The vesting and payment periods for Buy out 2013 Plan are June of 2014, 2015 and 2016.

In 2013, BNPP established three new plans: (a) DCS 2014 Plan; (b) DCS Plus 2014; and (c) KCDP CIB 2014 Plan. All three plans are liability awards with grant dates in February 2014. Units are awarded based on the average closing price of BNPP shares over a specified period. The vesting of DCS Plus 2014 Plan is subject to fulfillment of specified performance conditions. The remaining two plans vest based on the fulfillment of service conditions. The vesting and payment periods for DCS 2014 Plan and DCS Plus 2014 Plan are March of 2015, 2016 and 2017 for cash deferred portions and September of 2015, 2016 and 2017 for cash-indexed deferred. The vesting and payment periods for KCDP CIB 2014 Plan are June of 2015, 2016 and 2017 for both cash deferred and cash-indexed deferred portions.

In 2014, BNPP established three new plans: (a) DCS 2015 Plan; (b) DCS Plus 2015; and (c) KCDP CIB 2015 Plan. All three plans are liability awards with grant dates in February 2015. Units are awarded based on the average closing price of BNPP shares over a specified period. The vesting of DCS Plus 2015 Plan is subject to fulfillment of specified performance conditions. The remaining two plans vest based on the fulfillment of service conditions. The vesting and payment periods for DCS 2015 Plan and DCS Plus 2015 Plan are March of 2016, 2017 and 2018 for cash deferred portions and September of 2016, 2017 and 2018 for cash-indexed deferred. The vesting and payment periods for KCDP CIB 2015 Plan are June of 2016, 2017 and 2018 for both cash deferred and cash-indexed deferred portions.

(in thousands)

In 2015, BNPP established three new plans: (a) DCS 2016 Plan; (b) DCS Plus 2016; and (c) KCDP CIB 2016 Plan. All three plans are liability awards with grant dates in February 2016. Units are awarded based on the average closing price of BNPP shares over a specified period. The vesting of DCS Plus 2016 Plan is subject to fulfillment of specified performance conditions. The remaining two plans vest based on the fulfillment of service conditions. The vesting and payment periods for DCS 2016 Plan and DCS Plus 2016 Plan are March of 2017, 2018 and 2019 for cash deferred portions and September of 2017, 2018 and 2019 for cash-indexed deferred. The vesting and payment periods for KCDP CIB 2016 Plan are June of 2017, 2018 and 2019 for both cash deferred and cash-indexed deferred portions.

In addition, BNPP allows certain employees to defer up to 100% of their bonus through a voluntary deferred compensation plan. The assets of the Plan are owned by BNPP and recorded as an asset with an offsetting liability to the individual employees.

8. Employee Benefit Plans

Substantially all employees of BNPP and its affiliates in the United States of America, who meet certain age and tenure requirements, are covered under various benefit plans in which PBI participates. The plans include a funded noncontributory defined benefit plan - BNPP Pension Plan, supplemental executive retirement plans and a defined contribution 401(k) plan. The assets of the defined benefit plan are principally invested in fixed income and equity securities, held by a third-party trustee and managed by third party investment advisors.

On July 26, 2011, the BNPP Pension/401(k) Committee voted to freeze the defined benefit pension plan for individuals hired before December 31, 2000. Participants will no longer accrue benefits for service after December 31, 2011. Effective January 1, 2012, these participants were enrolled under a defined contribution 401(k) plan.

9. Income Taxes

The Company is a member of a consolidated group for U.S. federal income tax purposes and a member of multiple combined group tax return filings for state and local income tax purposes. Federal and state income taxes as well as benefits for federal and state net operating losses ("NOL's") are allocated based on a formal tax sharing agreement between the Company and BNPPUSA. All current balances will be settled by Company with BNPPUSA.

The tax sharing agreement in place for the U.S. consolidated group outlines the arrangements amongst the members with respect to federal taxes and is consistent with the applicable federal tax consolidation rules governing the tax sharing agreement. It outlines the allocation amongst the members of the consolidated federal tax liabilities (where there is consolidated taxable income for an income year).

(in thousands)

The Company was previously accounting for income taxes under ASC 740 "*Income Taxes*" using the modified separate return method. In 2016, the Company joined a new consolidated tax group which resulted in a new tax sharing agreement being established on July 1, 2016, effective for tax years ending December 31, 2016. In connection with the new tax group and the new tax sharing agreement, the Company adopted a new method of accounting for its taxes using a modified benefit for loss methodology. Under this methodology, the Company records an income tax provision equal to the total current and deferred tax provision / benefit, but (i) taking into account implications of certain unitary/combined state tax group, and (ii) considering whether the tax attributes of the Company are realizable by the consolidated or combined/unitary group even if the Company would not otherwise have realized such attributes on a stand-alone basis.

The new accounting method was adopted in order to better align the Company's accounting policies with the economics of the new tax sharing agreement and to eliminate changes to the capital structure of the Company that would otherwise have been required under the old method. The new accounting method is also generally consistent with the market practice.

This change has resulted in the realization of a DTA for $51,986 and removal of certain valuation allowances against the DTA. This has increased gross assets on the balance sheet for $51,986. The change of the DTA and release of the valuation allowances was reflected through beginning retained earnings.

The difference between the Company's federal statutory and effective tax rates is due to permanent book vs tax differences such as the dividend factoring basis disallowance, non-deductible meals and entertainment, and state and local taxes.

The resulting tax payable or benefit receivable of the Company is periodically settled with BNPPUSA. At December 31, 2016, the Company's current tax payable to BNPPUSA of $19,970 is included in Accrued expenses and other liabilities in the Statement of Financial Condition. The Company received net tax benefit payment of $2,963 from BNPPUSA during 2016.

At December 31, 2016, the Company's net deferred tax asset of $51,349 is comprised of $52,325 of deferred tax assets and $0 of deferred tax liabilities; however this net asset is offset by a valuation allowance of $975. The net deferred tax asset, before its valuation allowance, is due to differences between tax basis of assets and liabilities and their respective financial-reporting amounts ("temporary differences") arising primarily from differences in the timing of the recognition of expenses for deferred compensation and cash bonuses, depreciation of property, equipment and leasehold improvements, transfer pricing, amortization of goodwill and non-deductible reserves against investments. The net deferred tax asset as of December 31, 2016 is included in Other assets in the Statement of Financial Condition.

The Company has recorded a valuation allowance of $975 against the New York City ("NYC") deferred tax asset, as management believes that it is more likely than not that the benefit related to the deferred tax asset will not be realized in the future in this particular tax jurisdiction. It is expected that the Company will be liable for NYC tax on a minimum tax basis.

(in thousands)

As of December 31, 2016, the Company has recorded accrued interest relating to unrecognized tax benefits of $2,160 in the Statement of Financial Condition. A portion of this reserve for tax audit risk on uncertain tax benefit was previously recorded on Commodity Futures, Inc. ("CFI") and transferred to the Company through the 2011 merger transaction.

Members of the U.S. consolidated group that generate a current NOL contribute such loss against the U.S. consolidated group's income tax liability to the extent members of the U.S. consolidated group contributed taxable income. The loss member will be due an amount equal to the loss that has been utilized to offset taxable income in accordance with the terms of the tax sharing agreement. The settlement of the tax accounts between the Company and BNPPUSA are in line with the terms of the tax sharing agreement.

As of December 31, 2016, PBI's open tax years potentially subject to examination by the Internal Revenue Service ("IRS"), with respect to historical CFI tax returns are 2007, 2008, 2009 and 2010. For New York State ("NYS") and NYC, the open tax year is 2010. On a stand-alone basis, the Company or PBI, prior to its merger with CFI, has open tax years subject to examination by the IRS for the short period October 1, 2008 – December 31, 2008, 2009 and 2010, and for New York State and City the open year is 2010. The newly merged Company is subject to potential examination in all jurisdictions in 2011, 2012, 2013, 2014 and 2015.

As of a result of the examinations, the entire amount of the unrecognized tax benefits (including interest) could be impacted within the next twelve months. However, as of December 31, 2016, Management has evaluated the Company's tax positions and determined that the only uncertain tax position required to be recognized by Company relates to the methodology applied to the investment income and expense allocations reported on the NYS and NYC tax returns.

10. Transactions with Related Parties

The Company engages in various transactions with BNPP and its affiliates. These transactions include financing agreements and operational support.

At December 31, 2016, the Company has an unsecured line of credit with BNPP. Borrowings under this line of credit bear a rate of the London Interbank Offered Rate ("LIBOR"), plus a nominal interest rate. The maximum borrowing under these arrangements is $4,550,000. At the discretion of the lender, the borrowings can be increased up to $12,000,000. The total amount borrowed at December 31, 2016 was $65,733 and is included in Short-term borrowings.

At December 31, 2016, the Company has a revolving loan facility of $100,000 with BNP Paribas CC Inc. The total amount drawn at December 31, 2016 was $65,000 and is included in Short-term borrowings.

(in thousands)

At December 31, 2016, assets and liabilities with related parties consist of:

Assets		
Cash and cash equivalents	$	8,130
Cash and securities segregated under federal and other regulations		75,350
Securities borrowed		1,499,647
Receivable from brokers, dealers, and clearing organizations		2,053,702
Securities received as collateral		37,661
Receivable from customers		533
Other assets		31,343
Total Assets	$	3,706,366
Liabilities		
Securities loaned	$	638,841
Securities sold under agreements to repurchase		500,020
Payable to customers		974,926
Short-term borrowings		130,733
Payable to brokers, dealers, and clearing organizations		1,409,734
Obligation to return securities received as collateral		37,661
Accrued expenses and other liabilities		45,984
Total Liabilities	$	3,737,899
Liabilities subordinated to the claims of general creditors	$	1,266,000

The Company has paid a dividend in the amount of $38,000 to BNPPNA.

The Company is a party to numerous transfer pricing agreements and service level agreements with its affiliates. Due to the nature of these agreements, the Company could experience a significant impact on its financial statements. Beginning in 2015, a new cost plus methodology was adopted through a Service Level Agreement ("SLA") with a newly created Irish affiliate, BNP Paribas Prime Brokerage International Limited ("PBIL"), as a result of the transfer of US activities conducted by the Company in an agency capacity for PBIL. PBIL will be viewed as a permanent establishment ("PE") in the US, as a result of the Company's agency activities. The Company is receiving a fee-based compensation at cost plus a mark-up through the SLA with PBIL. Effective 2016, this US PE SLA approach was expanded for agency activities conducted for other BNPP affiliates outside the US, where the Company is receiving a fee-based compensation on a cost plus a mark-up basis. The Company continues to be a party to transfer pricing agreements associated with its principal activities.

At December 31, 2016, SLA receivable from PBIL and other affiliates of $11,648 is included in Other assets in the Statement of Financial Condition.

(in thousands)

The Company continues to be a party to transfer pricing agreements associated with its principal activities. At December 31, 2016, the Company has transfer pricing fee receivable from BNPP of $12,967 which is included in Other assets in the Statement of Financial Condition.

The Company has a parental guarantee arrangement covering all obligation of the entity. The outstanding blanket guarantee fee payable of $25 as of December 31, 2016 is included in Accrued expense and other liabilities in the Statement of Financial Condition.

Effective January 1, 2016, the Company updated the supplemental agreement to include not just transfer price true ups but other expense accrual true ups including bonus and allocated cost expenses. All fees were prepaid to BNPPUSA as of June 30, 2016 and fully amortized as of December 31, 2016.

BNPP and its affiliates charge the Company under various cost sharing agreements for overhead expenses and for the costs of providing operations and information technology support. As such, the Company has entered into an Agency & Common Paymaster agreement with BNPPUSA, whereby BNPPUSA is the paying agent for the Company's operating expenses, and the Company will reimburse BNPPUSA for such expenses paid. The Company had a payable of $38,181 to BNPPUSA and other affiliates for cost and revenue sharing agreements and other general expenses, which is included in Accrued expenses and other liabilities.

BNP Paribas Arbitrage SNC, acting through its US Branch ("BNPPA-US"), provides services on behalf of the Company to facilitate the Exchange Traded Fund financing business between BNPPA-US, PBIL, BNP Paribas New York Branch ("NYB") and the Company. Revenues earned by the Company are shared with BNPPA-US in the amount equal to fifty percent of the net revenue generated by the Company. At December, 2016, the Company has accrued $8,695 shared revenue payable to BNPPA-US and is included in Accrued expenses and other liabilities. The Company settles with BNPPA-US on a periodic basis.

11. Pledged Assets, Commitments and Contingencies

At December 31, 2016, the Company had securities with a fair value of approximately $16,182,917, of which $8,576,784 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under customer short sales.

The Company is required to maintain deposits with various clearing organizations and exchanges. At December 31, 2016, the Company has cash deposits of $827,834 and securities of $224,984 to satisfy such requirements. The Company has pledged $1,327,145 of securities as collateral under tri-party agreements, which can be resold or pledged by the counterparty but not by the agent holding the security.

NYB funds the Company using a combination of cash and money market to cover the Options Clearing Corporation ("OCC") requirement for option positions. At December 31, 2016, the Company has cash deposits of $10,000 and securities of $135,612 to satisfy such requirements.

(in thousands)

The Company has one outstanding letter of credit issued by a third–party bank in the amount of $30,000, which is posted at a clearing organization to satisfy various collateral requirements. The Company is contingently liable for this letter of credit which is used in lieu of depositing cash or securities. As of December 31, 2016, the Company had not drawn upon the letter of credit.

Certain customers have credit facility agreements for collateralized borrowings with the Company in accordance with internal margin guidelines. As of December 31, 2016, the Company had commitments of $583,133 related to credit facilities of which $109,644 were not drawn.

The Company is a member of several exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

The Company, in the normal course of business, has been named as defendant in various legal proceedings. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large indeterminate damages or where the cases present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of the pending matters will be. Based upon its current knowledge after consultation with counsel, the outcome of legal actions, proceedings and investigations currently pending against the Company should not have a material adverse effect on the Company's financial statements.

12. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The Company has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as defined.

As a registered futures commission merchant, the Company is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 under the Commodity Exchange Act, which requires the maintenance of minimum net capital, as defined, equal to the greater of 8% of the total customer risk margin requirements plus 8% of the total non-customer risk margin requirements required to be segregated pursuant to the Commodity Exchange Act.

At December 31, 2016, the 8% of the total risk margin requirements produced the greater net capital requirement. The Company had net capital of $1,569,132, which was $1,338,082 in excess of its required net capital.

(in thousands)

13. Cash Deposited and Securities Segregated under Federal and Other Regulations

As a registered broker-dealer, the Company is subject to the Customer Protection Rule ("Rule 15c3-3") under the Securities Exchange Act of 1934. Rule 15c3-3 requires the deposit of cash, cash equivalents and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers.

As of December 31, 2016, the Company made a computation related to Rule 15c3-3 and was not required to maintain a balance in this account. At December 31, 2016, the Company had segregated cash of $1,205 and qualified securities borrowed and subsequently pledged in an account for the exclusive benefit of customers of $669,875.

As of December 31, 2016, the Company made a computation related to the reserve requirement for Proprietary Accounts of Brokers ("PAB") and was not required to maintain a balance in this account. At December 31, 2016, the Company had segregated cash of $1,126 and qualified securities deposited in an account for the exclusive benefit of brokers of $59,044.

The Company is subject to Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act ("CEA"), which requires an FCM to segregate or secure money, securities, funds and property related to customers' regulated commodity futures accounts in a special bank account for the exclusive benefit of customers.

As of December 31, 2016, the Company made a segregation computation related to Section 4d(2) and was required to maintain a balance of $2,619,455 in this account. The total amount segregated was $2,807,115 which consisted of segregated cash of $72,941, deposits at clearing organizations of $1,225,425 and funds and property related to customers' regulated commodity balances with a fair value of $1,508,749 have been segregated under the CEA and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

As of December 31, 2016, the Company made a secured amount computation related to Regulation 30.7 and was required to maintain a balance of $16,093 in this account. The total amount segregated was $27,757, which consisted of secured cash of $11,931, deposits at clearing organizations of $35,211 and funds and property related to customers' regulated commodity balances with a fair value of ($19,385). Both amounts have been segregated under the CEA and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

As of December 31, 2016, the Company made a customer cleared swaps computation under the CEA and was required to maintain a balance of $12,612. The total amount segregated was $31,724 which consisted of cash of $4,000 and funds and property related to customers' cleared swaps balances with a fair value of $27,724 have been sequestered under the CEA and represent funds deposited by customers and funds accruing to customers as a result of trades.

14. Credit Risk and Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company settles securities and commodity activities with customers, non-customers, brokers and dealers, commodity exchanges and affiliates. These securities transactions are on a cash or margin basis. The Company is exposed to risk of loss on

these transactions in the event the counterparty or affiliate fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices.

The Company engages in various securities and commodity activities with a diverse group of domestic and foreign counterparties and affiliates. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to these activities can be directly impacted by volatile trading markets which may impair the ability of the counterparties to satisfy their obligations to the Company.

In margin transactions, the Company extends credit to its customers and non-customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' and non-customers' accounts. In connection with these activities, the Company executes and clears customer and non-customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer and non-customer activities by requiring counterparties to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors the required margin levels daily and pursuant to such guidelines, require the counterparties to deposit additional collateral or to reduce positions when necessary.

15. Fair Value Disclosures

Due to the nature of its operations, substantially all of the Company's assets are comprised of cash and securities deposited with clearing organizations or segregated under federal and other regulations, securities borrowed, receivables from customers, brokers, dealers, and clearing organizations, securities owned and securities received as collateral.

Securities deposited with clearing organizations or segregated under federal regulations, securities owned, and securities received as collateral, which consists of equity securities, are carried at fair value and are classified as Level 1 under the fair value hierarchy.

Similarly, the Company's liabilities are substantially of comprised of securities loaned, payables to customers, brokers, dealers, and clearing organizations, securities sold, not yet purchased and obligation to return securities received as collateral, which consists of equity securities, are carried at fair value and are classified as Level 1 under the fair value hierarchy.

All remaining assets are short-term in nature and the carrying amounts are a reasonable estimate of fair value. All remaining liabilities are short-term in nature, excluding subordinated loans, and the carrying amounts are a reasonable estimate of fair value.

(in thousands)

Due to the variable rate of interest charged on its subordinated loans the carrying value approximates the estimated fair value.

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2016

	Level 1	Level 2	Level 3	Total
Securities segregated under				
federal and other regulations				
U.S. Government securities	$ 949,351	$ -	$ -	$ 949,351
Securities owned - at fair value				
U.S. Government securities	224,984	-	-	224,984
Other securities	5,206	-	-	5,206
Securities received as collateral	37,661	-	-	37,661
Other Assets				
Excess rights	995	-	-	995
	$1,218,197	$ -	$ -	$1,218,197

Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2016

	Level 1	Level 2	Level 3	Total
Obligation to return securities received				
as collateral	$ 37,661	$ -	$ -	$ 37,661
	$ 37,661	$ -	$ -	$ 37,661

The carrying values of certain financial assets and liabilities that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

(in thousands)

Assets Not Measured at Fair Value as of December 31, 2016

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Cash and cash equivalents	$ 27,916	$ 27,916	$ -	$ -	$ 27,916
Cash segregated under federal and other regulations	91,203	91,203	-	-	91,203
Securities borrowed	5,702,896	-	5,702,896	-	5,702,896
Receivable from brokers, dealers and clearing organizations	4,280,628	-	4,280,628	-	4,280,628
Receivable from customers	946,332	-	946,332	-	946,332
Other Assets		-		-	-
Memberships in exchanges owned	3,224	-	5,064	-	5,064
	$11,052,199	$119,119	$10,934,920	$ -	$11,054,039

Liabilities Not Measured at Fair Value as of December 31, 2016

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Securities loaned	$ 1,928,974	$ -	$ 1,928,974	$ -	$ 1,928,974
Securities sold under agreements to repurchase	1,230,084	-	1,230,084	-	1,230,084
Payable to customers	5,732,235	-	5,732,235	-	5,732,235
Payable to brokers, dealers and clearing organizations	1,436,760	-	1,436,760	-	1,436,760
Short-term borrowings	130,733	-	130,733	-	130,733
Liabilities subordinated to the claims of general creditors	1,266,000	-	1,266,000	-	1,266,000
	$11,724,786	$ -	$11,724,786	$ -	$11,724,786

16. Subsequent Events

The Company evaluates subsequent events through the date on which the financial statements are issued. The Company did not note any subsequent events requiring disclosure or adjustment to the financial statements.

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